

Mail Stop 3030

June 15, 2017

Via E-mail
Olivier Leonetti
Chief Financial Officer
Zebra Technologies Corporation
3 Overlook Point
Lincolnshire, IL   60069

Re: Zebra Technologies Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 0-19406

Dear Mr. Leonetti:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 27

1.   We note from Note 13 to the financial statements the significant reduction to your federal statutory income tax rate as a result of foreign rate differentials and foreign earnings subject to U.S. taxation. In your Form 10-Q for the period ended April 1, 2017, you also stated that the difference between your effective tax rate and the federal statutory income rate was primarily attributable to unbenefited foreign losses, benefits of foreign rates and rate changes in foreign jurisdictions, among other factors. In future filings, please revise the income tax discussion in this section to explain the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the primary taxing

jurisdictions where your foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions. Discuss any uncertainties relating to the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

2.   We note that you present several non-GAAP measures, such as Net sales excluding the impact of the Acquisition of the Enterprise business; Gross margin as a percent of sales excluding the effect of the Enterprise business; Operating expenses excluding the Enterprise business as percentage of sales; and Operating income excluding the effect of the Enterprise business, etc., in this section If you elect to present these or similar non-GAAP measures in future filings, please revise your presentations to identify the measures as non-GAAP, and provide the reconciliations and other disclosures required by Item 10(e) of Regulation S-K.

3.   Similarly, we note that you discuss several measures on a constant currency basis, such as the 2016 percentage sales decline on a constant currency basis and excluding purchase accounting adjustments, the percentage increase in 2015 net sales on a constant currency basis, etc. The disclosures appear to be based on non-GAAP financial measures. Please revise future filings to provide a reconciliation of sales excluding the effects of currency and describe the process for calculating the currency effects. Refer to question 104.06 of the Compliance and Disclosure Interpretations related to Non-GAAP measures updated May 17, 2016. We also note similar disclosures in your discussion of segment sales. This comment also applies to your Form 10-Q for the period ended April 1, 2017.

Schedule II: Valuation and Qualifying Accounts, page F-36

4.   In light of the guidance in SAB Topic 5.BB and ASC 330-10-35-14 indicating that a reduction in the carrying amount of an inventory item from cost to market value at the end of a fiscal year is viewed as creating a new "cost basis" for the item, in future filings please revise to remove the information relating to the inventory allowance as compliance with that guidance would not result in a valuation account. Further, please note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments of inventory rather than true "reserves."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery